EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following lists the subsidiaries of the registrant:

Subsidiary / dba	State/Country of Incorporation
EndX Group, Ltd.	England and Wales
EndX Inc.	Nevada
EndX Ltd.	England and Wales
EndX Pty. Ltd.	New South Wales, Australia
Games of Nevada, Inc.	Nevada
MGC, Inc.	Nevada
Mikohn Europe B.V.	The Netherlands
Mikohn Gaming Australasia Pty. Ltd.	Australia
Mikohn Holdings, Inc.	Nevada
Mikohn International, Inc.	Nevada
Mikohn Nevada	Nevada
PGIC Holdings, Ltd.	England and Wales
Primeline Gaming Technologies, Inc.	California
Progressive Games, Inc.	Delaware
Progressive Gaming International (Macao) Ltd.	Macau
Viking Merger Subsidiary, LLC	Delaware